DIRECT DIAL: 212-451-2307

EMAIL: JSPINDLER@OLSHANLAW.COM

September 8, 2010

VIA EDGAR AND UPS

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Registration Statement on Form S-1 (the “Registration Statement”)
Initially filed May 14, 2010, as amended on June 18, 2010, July 15, 2010, August 6, 2010 and August 25, 2010
File No. 333-166867

Dear Mr. Morris:

In connection with the filing of Amendment No. 5 to the Registration Statement (“Amendment No. 5”), Del Global Technologies Corp. (the “Company”) has informed us that it is not aware of any material adverse changes or trends to the Company’s business, the results of its operations or its financial condition since May 1, 2010, the date of the financial statements contained in the Registration Statement.

Please direct your questions or comments regarding the foregoing representation or Amendment No. 5 to the undersigned at (212) 451-2307. Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler
Jeffrey S. Spindler

cc:	Louis Rambo
John J. Quicke